[redacted]

11016999

SECU[illegible] MISSION

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SEC FILE NUMBER
8 - 53364

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 25 2011
WASH., D.C. 20[illegible]

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORUM CAPITAL SECURITIES LCC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 EAST 45TH STREET / 40TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DEBORAH O'DEA (212) 290-1787
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, P.C.
(Name -- *if individual. state last. first. middle name*)

4 BECKER FARM ROAD	ROSELAND	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Jeffrey M. Stern, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Forum Capital Securities LLC, as of February 23, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Valerie Cutrufelli
Notary Public

VALERIE CUTRUFELLI
Notary Public, State Of New York
No. 01CU6059146
Qualified In New York County
Commission Expires May 21, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORUM CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2010

FORUM CAPITAL SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
Forum Capital Securities LLC

We have audited the accompanying statement of financial condition of Forum Capital Securities LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Forum Capital Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 22, 2011

An independent firm associated with AGN International Ltd

FORUM CAPITAL SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS		
Cash and cash equivalents	$	2,073,353
Investment banking fees receivable		12,916,622
Investment in limited liability company		28,213
Total Assets	$	15,018,188
Member's Equity	$	15,018,188

See accompanying notes to financial statement.

1. Nature of business

Forum Capital Securities LLC (the "Company"), a wholly-owned subsidiary of FCP Holdings LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business is primarily comprised of advisory fees for capital raising and private placement services.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers all highly liquid investments with remaining maturities of three months or less at acquisition to be cash equivalents. Cash equivalents at December 31, 2010 consisted of a money market account.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its investment banking fees receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at December 31, 2010.

The Company has negotiated with certain clients the payment of investment banking fees over a period greater than one year. At December 31, 2010 included in investment banking fees receivable is approximately $4,480,000, due over a period greater than one year. The Company reserves the right to charge interest on any fees not collectible within the agreed specified time period. During the year ended December 31, 2010 the Company charged approximately $116,000 of interest income on long term receivables.

Investment in Limited Liability Company

The Company has an investment in a limited liability company (the "LLC") for which the Company is providing advisory and private placement services. The Company's investment in the LLC is carried at cost. The Company is a non-voting limited partner in the LLC and is due 15% of any carried interest or special allocation from the LLC. During 2010, the LLC's activities have been related to capital calls and investments made by the LLC. During 2010, the LLC made a distribution to the Company of $697. Per the operating agreement of the LLC, the Company has a commitment to contribute at most an additional $3,485 to the LLC at such future time that the LLC makes a capital call.

2. Summary of significant accounting policies (continued)

Revenue Recognition

Advisory fees are recognized as earned on a pro rata basis over the term of the related contract. Investment banking fees are recorded in accordance with the terms of the private placement agreement.

Income Taxes

The Company is a single limited liability company, and treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the member for income tax purposes. The Company's parent is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT, which is calculated using currently enacted tax laws and rates, is recorded as an imputed expense, and capital contribution to the Company

At December 31, 2010, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to tax audits for all periods subsequent to 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net capital requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company's net capital was approximately $2,052,000 which was approximately $2,047,000 in excess of its minimum requirement of $5,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

5. Related party transactions

Pursuant to a service agreement, the Parent provides various services on behalf of the Company. These include professional services, physical premises, utilities, the use of fixed assets, travel, insurance, subscriptions, taxes, personnel and other general and administrative services for which the Company pays the Parent. For the year ended December 31, 2010, the expense amounted to $804,000 related to this agreement.

6. Concentrations

The Company periodically maintains significant cash balances in a single financial institution. In addition, its cash equivalent consists of an investment in a single money market fund. Management does not anticipate any material losses as a result of these concentrations.

For the year ended December 31, 2010, approximately 99% of revenues earned were from three customers. Investment banking fees receivable from these customers aggregated approximately $12,101,000 at December 31, 2010.